November 28, 2022

VIA EDGAR

Kathleen Krebs, Special Counsel

Priscilla Dao, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-1

Filed August 22, 2022

File No. 333-267010

Dear Ms. Krebs and Ms. Dao:

On behalf of Rubicon Technologies, Inc. (the “Company”), please find below responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 30, 2022 (the “Comment Letter”) with regard to the Registration Statement on Form S-1 (File No. 333-267010) filed by the Company on August 22, 2022 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”).

Registration Statement on Form S-1

Cover Page

1. We note that Jefferies, LLC is a registered broker-dealer and that you are registering for resale the private warrants and underlying shares purchased by Jefferies, LLC in connection with the SPAC IPO. Please identify Jefferies as an underwriter of these securities and provide a fixed price at which it will sell these securities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the private warrants and underlying shares were issued and sold to Jefferies LLC (“Jefferies”) in a private placement pursuant to Section 4(a)(2) of the Securities Act that occurred concurrently with, but in an offering distinct from, the Company’s IPO, and that Jefferies was not an underwriter in the private placement. Jefferies’ position as an investor in the private placement and not an underwriter was specifically documented in the Private Placement Warrants Purchase Agreement pursuant to which Jefferies purchased the private warrants. Specifically, in the agreement Jefferies represented to the Company that it:

November 28, 2022

is acquiring the Private Placement Warrants and, upon exercise of the Private Placement Warrants, the Shares issuable upon such exercise (collectively, the “Securities”), for the Purchaser’s own account, for investment purposes only and not with a view towards, or for resale in connection with, any public sale or distribution thereof.1

In addition, Jefferies has taken full investment risk with respect to the securities with no certainty that Jefferies would be able to sell the securities in the future, and Jefferies made a representation to that effect in the Private Placement Warrants Purchase Agreement. Moreover, Jefferies has held the securities for more than one year. Lastly, at the time of Jefferies’ purchase of the securities, Jefferies had no agreements or understandings, directly or indirectly, with the Company to distribute the securities. Based on these facts and circumstances, the Company respectfully believes that Jefferies is not an “underwriter” (as such term is defined in Section 2(a)(11) of the Securities Act) with respect to the securities held thereby registered for resale on the Registration Statement. However, the Company acknowledges Jefferies’ role as an underwriter in the IPO and has revised its disclosure on the cover page of Amendment No. 1 to identify that Jefferies was an underwriter with respect to the Founder Units issued in the Company’s IPO.

Registration Statement on Form S-1

Cover Page

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included additional disclosure on the cover page of Amendment No. 1 and in a new subsection in the “Summary” titled “Information Related to Offered Securities” on pages 10-11 to disclose additional information regarding the prices paid by the selling securityholders for the securities being registered for resale on the Registration Statement.

Registration Statement on Form S-1

Cover Page

3. Disclose the exercise price of the warrants compared to the market price of the underlying securities. Disclose that cash proceeds associated with the exercise of warrants to purchase your Class A Shares are dependent on your stock price, that the warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, the private warrants may be exercised on a cashless basis, which means the company may not receive cash for the exercise of the private warrants even if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page and pages 10, 37, 47, and 73 of Amendment No. 1 to include the requested disclosure.

Registration Statement on Form S-1

Cover Page

4. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please disclose the extent to which the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. As applicable, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

[1]	Section 3(C)(i) of the Private Placement Warrant Purchase Agreement between the Company and Jefferies dated October 14, 2021 filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 20, 2021.

November 28, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included additional disclosure on the cover page of Amendment No. 1 regarding the prices paid by the selling securityholders, that certain of the selling securityholders purchased their shares of Class A Common Stock at a per share price considerably lower than the current trading price, and the potential negative impact regarding sales of such securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

5. Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included new disclosure on page 57 of Amendment No. 1 to include a discussion of the offering and how such sales could impact the market price of the Company’s securities and a cross-reference to the Company’s existing risk factor disclosure regarding the referenced risks included on pages 33-36 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

6. We note that the projected revenues for 2022 were $736.1 million, as set forth in the unaudited prospective financial information management prepared and provided to the Founder Board and its financial advisors in connection with the evaluation of the business combination. We also note that your actual revenues for the six months ended June 30, 2022 were approximately $275 million. It appears that you will miss your 2022 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 63 and 71 of Amendment No. 1 to include the requested disclosure.

Liquidity and Capital Resources, page 67

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Quantify the total amount of net cash the company received in the business combination, and disclose your recent entry into a standby equity purchase agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included new disclosure on pages 56, 57 and 71-73 of Amendment No. 1 to quantify the total amount of net cash the Company received in the Business Combination and to further expand the Company’s discussion of capital resources.

General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included new disclosure on the cover page and in a new subsection in the “Summary” titled “Information Related to Offered Securities” on page 10 of Amendment No. 1 detailing the requested information. The Company has also revised its risk factor disclosure on pages 33-36 of Amendment No. 1.

November 28, 2022

General

9. Disclose the number and percentage of Class A shares redeemed by Founder public shareholders in connection with the business combination, the redemption price, and the amount of cash paid to redeem the shares. Also disclose the total number of redemption requests received and the number of shares purchased from redeeming shareholders under arrangements such as the OTC Equity Prepaid Forward Transaction. Disclose the amount of funds from the Trust account available to the company after the redemptions and the company’s payments under OTC Equity Prepaid Forward Transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on pages iv, 72 and 118 of Amendment No. 1 to include the requested information.

General

10. Provide a plain English description of the OTC Equity Prepaid Forward Transaction, including the following:

●	That the agreement is a hedging strategy for the FPA Sellers;

●	The risks and benefits to each of the company and the FPA Sellers based upon how the agreement operates;

●	How the agreement operates, including how and when the company and the FPA Sellers receive securities or cash;

●	Examples of how the agreement operates;

●	The amount of cash and securities each party has received to date and how it was determined; and

●	How entering into the agreement helped ensure that Founder’s initial listing application with the NYSE was approved.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on pages 118 and 119 of Amendment No. 1 to include the requested information.

General

11. Please provide your analysis on how the OTC Equity Prepaid Forward Transaction and purchases from redeeming shareholders comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment regarding compliance with Rule 14e-5 with respect to entry into the OTC Equity Prepaid Forward Transaction and respectfully submits that Rule 14e-5 does not apply because the arrangement was entered into after the redemption offer had closed. The Company respectfully advises the Staff that the OTC Equity Prepaid Forward Transaction was entered into on August 4, 2022—five days following the deadline for shareholders to elect to irrevocably redeem their Founder Class A Ordinary Shares in connection with the consummation of the Business Combination and two days following the Founder shareholder vote regarding the Business Combination—and all obligations required under the OTC Equity Prepaid Forward Transaction (including the purchase of Founder Class A Ordinary Shares) were performed by the counterparty on or after August 5, 2022 following the Company’s pre-market disclosure of the arrangement and filing of a Current Report on Form 8-K regarding the transaction.2

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[2]	The OTC Equity Prepaid Forward Transactions filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2022.

November 28, 2022

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico

Evan M. D’Amico